CymaBay Therapeutics, Inc.

7999 Gateway Blvd, Suite 130

Newark, CA 94560

VIA EDGAR

November 21, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	CymaBay Therapeutics, Inc.
Registration Statement on Form S-3
Filed November 7, 2014
File No. 333-200006

Ladies and Gentlemen:

The undersigned registrant hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (the “Filing”) to become effective at 4:00 p.m., Eastern Time, on November 25, 2014, or as soon thereafter as is practicable.

In connection with this request, the undersigned registrant hereby acknowledges that:

(i)	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

(ii)	the action of the Commission or its Staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

(iii)	the registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Sujal Shah

Sujal Shah

Chief Financial Officer

cc:	Harold Van Wart, CymaBay Therapeutics, Inc.
Matthew B. Hemington, Cooley LLP
Brett D. White, Cooley LLP